Mail Stop 4561

May 21, 2008

Brian D. Pardo
President and Chief Executive Officer
Life Partners Holdings, Inc.
204 Woodhew
Waco, TX 76712

       Re: **Life Partners Holdings, Inc.**
              Form 10-K for Fiscal Year Ended February 28, 2007
              File No. 000-07900

Dear Mr. Pardo:

       We have completed our review of your Form 10-K and have no further comments at this time.

                                Sincerely,

                                Paul Cline
                                Senior Accountant